EXHIBIT 99.1

Brookfield Infrastructure to Redeem CDN$450 Million of 3.452% Series 2 Notes

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, Sept. 01, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (TSX: BIP.UN; NYSE: BIP) (“Brookfield Infrastructure”) today announced that its subsidiaries Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd (collectively, the “Issuers”) have exercised their right to redeem their CDN$450,000,000, 3.452%, Series 2 Notes, due March 11, 2022 (the “Series 2 Notes”). The redemption will occur on October 6, 2020.

The specific redemption price will be made available through a press release to be issued by Brookfield Infrastructure on October 1, 2020. The redemption price for the Series 2 Notes will be determined in accordance with the provisions of the indenture dated October 10, 2012, the second supplemental indenture dated March 11, 2015 and pricing supplement no. 1 dated March 5, 2015 to the Issuers’ short form base shelf prospectus dated December 29, 2014, as supplemented by a prospectus supplement dated March 5, 2015. The redemption amount paid will also include accrued and unpaid interest on the Series 2 Notes up to, but not including, the date of redemption.

Notice of redemption will be delivered today to CDS Clearing and Depository Services Inc. (“CDS”) and the trustee, Computershare Trust Company of Canada. Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Series 2 Notes through CDS should contact their CDS customer service representative with any questions about the redemption. Alternatively, beneficial holders with any questions about the redemption should contact their representative brokerage firm or financial institution, which holds interests in the Notes on their behalf.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $550 billion of assets under management. For more information, go to www.brookfield.com.

Contact information:

Media:	Investors:
Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “expected”, “intends” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the expected consummation of the redemption on the redemption date. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.